Rapunzl Investments LLC
Cash Flow Statement
December 31, 2016
(unaudited)

	For the Period July, 26 2016 (Inception) to December 31, 2016
Cash flows from operating activities:	
Net income (loss)	$-
Adjustments to reconcile net loss to net cash provided by operations:	-
Net cash used in operating activities	-
Cash flows from investing activities:	-
Net cash used in investing activities	-
Cash flows from financing activities:	-
Net cash provided by financing activities	-
Net cash increase for period	-
Cash at beginning of period	-
Cash at end of period	$-
Supplemental disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$-
Interest	$-
Non-cash operating and investing activities:	
Accounts payable	$5,000
Software development	$5,000

See accompanying notes and independent accountant's review report.